UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2023

Ally Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11864

Delaware	87-3879568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12280 NE District Way Bellevue, Washington 98005	98005
(Address of principal executive offices)	(Zip Code)

425-598-5203
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “Ally Robotics”, “Ally”, “we”, “us”, “our”, or “the Company” refers to Ally Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Operating Results

During the six-month period ended June 30, 2023, the Company generated no revenue and incurred operating expenses of $2,572,526, compared to operating expenses of $1,504,842 over the same period in 2022. The majority of this spend was used to cover the marketing, legal and administrative costs of the Regulation A+ financing round which closed in May 2023. The remaining spend was focused on product development, with research and development costs during the six-month period ending June 30, 2023 amounting to $810,821, compared to $72,719 during the same period in 2022.

Largely due to negative macroeconomic conditions impacting retail and institutional investors, the Company’s fundraising efforts in 2023 underperformed expectations, specifically its crowdfunding campaign in 2022 and 2023. Given these circumstances, Ally was forced to reduce costs in several areas in 2023, such as administration, facilities, marketing, and legal. Unfortunately, this included reductions to both full-time and part-time staff. As of the date of filing, both our previous Chief Operating Officer and Chief Technology Officer have resigned from their positions as corporate officers. Neither are currently employed by Ally Robotics.

For the remainder of 2023, the Company expects to direct the majority of resources to research and development while continuing to cut spending in all other areas. The Company is focused on completing pilot units by the end of 2023, as well as identifying a new pilot partner with which to deploy those pilot units in 2024. The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Liquidity and Capital Resources

As of June 30, 2023, the Company’s Cash and Cash Equivalents balance was $879,536. This is compared to ending cash and cash equivalents balance as of June 30, 2022 of $2,467,484. In May 2023, the Company closed its Regulation A+ financing round. The Company issued 1,956,169 shares of common stock at a price per share of $2.70, for gross proceeds of $5,281,656. Unfortunately, the performance of the crowdfunding campaign in 2023 underperformed expectations, with only $656,921 in gross proceeds raised between January and May 2023. The company is not generating revenue and requires the continued infusion of new capital to continue business operations. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company.

In September 2023, the Company renegotiated its convertible promissory note agreement with Miso Robotics, Inc., at that time a related entity and founding stockholder of the Company, canceling the previous amended and restated promissory note dated January 2022. The new renegotiated note principal amount is $1,336,742, bears interest at 8% per annum, matures on August 31, 2026, and allows Miso Robotics an option to convert the note’s entire outstanding principal and interest at the time of conversion into shares of the most recent equity series issued by the Company. The conversion price is the lowest share pricing in the most recent equity financing. Quarterly accrued interest payments are due to be paid to Miso Robotics starting February 2024.

In September 2023, Miso Robotics transferred the entity of its Common stock holding in Ally Robotics back to the Company and its cofounders, with 3,300,000 shares transferred to cofounder and CEO Mitch Tolson, and 500,000 shares transferred to cofounder Jennifer Christensen. The remaining 2,800,000 shares were returned to the Company.

In September 2023, the Company renegotiated its loan receivable agreement with Pacific Southwest Ventures, LLC which was for an original principal amount of $2,500,000. The remaining outstanding principal of $1,500,000 shall be paid in two installments: a) $205,000 on September 30, 2022, and b) $1,295,000 on June 30, 2024. The maturity date of the note is now June 30, 2024.

Trend Information

Inflationary pressure, high interest rates, and tight capital markets have recently put a damper on the ability of businesses to make investments in new technology. This phenomenon is particularly true in the restaurant industry where margins are already thin, and capital is scarce. Difficult macroeconomic conditions have also made it challenging for technology startups to raise money, particularly for robotics and other hardware companies that have higher capital resource requirements than pure software companies.

Due to these evolving market conditions and upon mutual agreement, as of September 2023, Ally Robotics and Miso Robotics, Inc. (“Miso Robotics”) have discontinued their research and development partnership in order to pursue each company’s specific business goals. Relatedly, Miso Robotics is no longer a shareholder of Ally Robotics. Miso’s common stock shares were transferred to the Company’s co-founders, Mitch Tolson and Jennifer Christensen. The Company’s CEO and Board Director, Mitch Tolson, is now the majority shareholder of Ally Robotics. As of September 2022, Jennifer Christensen was appointed Chief Operating Officer, with a focus on streamlining operations and accelerating product to market.

Under this new structure, Ally Robotics has the freedom to flexibly adapt to new potential customer needs in the restaurant industry and beyond, allowing the fastest path possible to find a new pilot partner and get our product to market. Ally’s mission of democratizing robotics for everyone has not changed, and we are confident we are now on strong footing to march forward to that goal.

Even though Miso Robotics is no longer a customer, we do not believe there will be a significant impact to our research and development roadmap if we are able to secure a new pilot program partner in the next few months. We designed our robotic arms with the most flexible hardware and adaptive artificial intelligence technology available, allowing a quick pivot to service other customers in the restaurant industry, or potential customers in other industries with similar task movements, such as manufacturing, assembly, and logistics. We’ve streamlined and refocused our business development efforts to quickly identify a new customer partnership and deliver a pilot program, building off the Early Access Program the Company launched in 2022. However, if we are unable to establish partnerships with new customers, the company will struggle to launch our pilot programs as planned in 2024. Relatedly, the Company will not be able to launch and support new pilot programs if we are unable to raise additional capital by early 2024.

ALLY ROBOTICS, INC.

FINANCIAL STATEMENTS

UNAUDITED

JUNE 30, 2023

ALLY ROBOTICS, INC.

BALANCE SHEETS

UNAUDITED

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$879,536	$2,467,484
Prepaid expenses and other current assets	17,213	2,142
Deposits	5,012	5,012
Total assets	$901,761	$2,474,638

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$165,739	$184,512
Accounts payable, related party	500,288	397,788
Convertible note payable, related party - at fair value	1,279,605	1,279,605
Interest payable, related party	84,984	57,292
Total current liabilities	2,030,616	1,919,197
Future equity obligations	259,344	241,053
Total liabilities	2,289,959	2,160,250

Stockholders' equity:
Preferred stock, $0.0001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of both June 30, 2023 and December 31, 2022	-	-
Common stock, $0.0001 par value, 40,000,000 shares authorized, 12,039,545 and 11,803,086 shares issued and outstanding as of June 30, 2023 and December 31,2022, respectively	1,204	1,180
Additional paid-in capital	10,489,434	9,734,382
Subscription receivable	(3,500,000)	(3,642,557)
Accumulated deficit	(8,378,836)	(5,778,618)
Total stockholders' equity (deficit)	(1,388,198)	314,388
Total liabilities and stockholders' equity (deficit)	$901,761	$2,474,638

See accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENTS OF OPERATIONS

UNAUDITED

	Six Months Ended
	June 30,
	2023	2022
Net revenue	$-	$-

Operating expenses:
General and administrative	1,499,148	385,493
Bad debt	-	-
Sales and marketing	262,557	1,046,630
Research and development	810,821	72,719
Total operating expenses	2,572,526	1,504,842

Other income (expense):
Interest expense	(27,692)	(6,712)
Total other income (expense), net	(27,692)	(6,712)

Loss from operations	(2,600,218)	(1,511,554)

Provision for income taxes	-	-
Net loss	$(2,600,218)	$(1,511,555)

Weighted average common shares outstanding - basic and diluted	11,921,316	7,139,803
Net loss per common share - basic and diluted	$(0.2181)	$(0.2117)

See accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

								Total
	Preferred Stock		Common Stock		Additional	Subscription	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Deficit	Equity
Balances at December 31, 2021	-	$-	7,100,000	$710	$-	$-	$(710)	-
Issuance of common stock and warrants per subscription agreement	-	-	27,778	3	74,998	-	-	75,001
Issuance of common stock pursuant to Regulation A+ offering	-	-	51,827	5	139,927	-	-	139,932
Offering costs	-	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	(1,511,555)	(1,511,555)
Balances at June 30, 2022	-	-	7,179,605	718	214,925	-	(1,512,265)	(1,296,622)

Balances at December 31, 2022	$-	$-	11,803,086	$1,180	$9,734,382	$(3,642,557)	$(5,778,618)	$314,388
Issuance of common stock per subscription agreement	-	-	48,611	5	131,245	-	-	131,250
Issuance of common stock pursuant to Regulation A+ offering	-	-	187,848	19	507,334	142,557	-	649,910
Stock-based compensation	-	-	-	-	116,473	-	-	116,473
Net loss	-	-	-	-	-	-	(2,600,218)	(2,600,218)
Balances at June 30, 2023	$-	$-	12,039,545	$1,204	$10,489,434	$(3,500,000)	$(8,378,836)	$(1,388,198)

See accompanying notes, which are an integral part of these financial statements.

ALLY ROBOTICS, INC.

STATEMENTS OF CASH FLOWS

UNAUDITED

	Six Months Ended
	June 30,
	2023	2022
Cash flows from operating activities:
Net loss	$(2,600,218)	$(1,511,555)
Adjustments to reconcile net loss to net cash used in operating activities:
Services performed in connection with future equity obligations	18,291	-
Stock-based compensation	116,473	-
Changes in operating assets and liabilities:		-
Inventory	-	(4,352)
Prepaid expenses and other current assets	(15,071)	-
Accounts payable	(18,773)	70,567
Accounts payable, related party	102,500	238,032
Interest payable, related party	27,692	6,712
Net cash used in operating activities	(2,369,108)	(1,200,596)
Cash flows from investing activities:
Deposits	-	(5,012)
Net cash used in financing activities	-	(5,012)
Cash flows from financing activities:
Proceeds from convertible note payable, related party	-	1,250,000
Proceeds from issuance of common stock	781,159	214,933
Offering costs	-	6,875
Net cash provided by financing activities	781,159	1,471,808
Net change in cash and cash equivalents	(1,587,948)	266,201
Cash and cash equivalents at beginning of peirod	2,467,484	-
Cash and cash equivalents at end of period	$879,536	$266,201

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes, which are an integral part of these financial statements.

1.	NATURE OF OPERATIONS

Ally Robotics, Inc. (the “Company”) was incorporated on November 30, 2021 under the laws of the State of Delaware. On February 25, 2022, the Company changed its name from Super Armco, Inc. to Ally Robotics, Inc. The Company was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry. The Company is headquartered in Bellevue, Washington.

As of June 30, 2023, the Company has not commenced planned principal operations. The Company’s activities since inception have primarily consisted of formation activities and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained a net loss of $2,600,218 and net cash used in operating activities of $2,369,108 for the six months ended June 30, 2023. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock, convertible notes, future equity obligations, and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history. The Company has been significantly impacted by the COVID-19 pandemic and has unknown continued impacts from the ongoing COVID-19 pandemic.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. At June 30, 2023, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of June 30, 2023, the Company had $629,536 in excess of insured amounts, resulting in a significant credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Convertible Note Payable, Related Party – at fair value

The Company’s convertible note (see Note 5) is valued using the fair value option under ASU 2020-06. The primary reason for electing the fair value option is for simplification of accounting for the convertible note at fair value in its entirety versus bifurcation of the embedded derivatives. The significant inputs to the valuation of the convertible note at fair value are Level 3 inputs since they are not observable directly. The fair value was determined using the intrinsic value of the notes using the fair value of the underlying common stock price per a 409a valuation at $2.21 per share and the determined conversion price of $2.16 derived from a 20% discount on the Company's Regulation A offering at $2.70 per share.

As of June 30, 2023 and December 31, 2022, the fair value of the convertible note, related party was $1,279,605.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders’ equity on the balance sheet.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. To date, no revenue has been recognized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2023 and 2022, diluted net loss per share is the same as basic net loss per share. Potentially dilutive securities as of June 30, 2023 and 2022 are as follows:

	June 30	December 31,
	2023	2022
Convertible notes (1)	618,048	605,228
Options	2,288,685	2,072,916
Warrants	621,998	581,395
Total potentially dilutive shares	3,528,731	3,259,539

(1) The number of potentially dilutive shares per the conversion of notes is based on the outstanding principal, accrued interest and current estimate value of the Company's common stock and the conversion terms as noted in Note 5.

As of June 30, 2023, there is an indeterminable number of dilutive shares under the Company’s outstanding future equity obligation (see Note 5).

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of June 30, 2023.

Recently Adopted Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN RECEIVABLE

In July 2022, the Company entered into a loan receivable agreement with Pacific Southwest Ventures, LLC (“Pacific Southwest”) for a principal amount of $2,500,000. The principal shall be paid in three instalments: a) $250,000 on June 12, 2022, b) $750,000 on December 12, 2022 and c) the remaining $1,500,000 on July 31, 2023. As of June 30, 2023, the Company received repayments of $1,000,000 and $1,500,000 remained outstanding. The balance due is included in subscriptions receivable in stockholders' equity and the repayments were applied to additional paid-in capital for the associated stock subscriptions. Interest shall only be due upon late payments of principal. See Note 7 for further detail and see Note 11 for related subsequent events.

5.	CONVERTIBLE NOTE PAYABLE, RELATED PARTY

In January 2022, the Company entered into a convertible promissory note agreement, as amended and restated, with Miso Robotics, Inc., at the time a related entity and founding stockholder of the Company, for a principal amount of $1,250,000. The note bears interest at 5% per annum and matures on the earlier of a) January 7, 2024 or b) at the closing of the next equity financing, at the lender’s election. The conversion price is a 20% discount to the lowest share pricing in the triggering equity financing. The Company's 2022 Regulation A offering at $2.70 triggered a conversion option for the noteholder at $2.16 per share, which hasn't yet been exercised as of June 30, 2023. This note is senior to all other unsecured debts of the Company. See Note 11 for related subsequent events.

The Company incurred interest expense of $84,984 for the six months ended June 30, 2023, all of which was accrued and unpaid as of June 30, 2023.

As of June 30, 2023, the outstanding note principal balance was $1,250,000 and the note is carried at its fair value of $1,279,605.

6.	FUTURE EQUITY OBLIGATIONS

In July 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with a vendor who had performed research and development services for the Company under a separate statement of work agreement. The aggregate purchase amount per the SAFE agreement was $241,053, which represented the outstanding payable to the Company for services performed.

In 2023, the Company entered into a SAFE totaling $18,291 for services. As of June 30, 2023, the outstanding balance of the SAFEs was $259,344.

The SAFE is convertible if and upon a preferred stock equity financing, where the SAFE will automatically convert into shares of the preferred stock in the triggering round at a conversion price equal to the greater of: (1) the lowest share pricing in the triggering preferred stock equity financing; (2) the number of shares based upon a valuation of $25,000,000 on the Company's fully diluted capitalization.

If and upon a liquidation event, the SAFE holder is entitled to either payment of the purchase amount or the amount that would be payable upon conversion of the SAFE to common stock at a valuation of $25,000,000 on the Company's then fully diluted capitalization. This payment is senior to common stock and junior to debts in priority.

If and upon a dissolution event, the SAFE holder is entitled to payment of the purchase amount. This payment is senior to common stock and junior to debts in priority.

7.	STOCKHOLDERS’ EQUITY

As of June 30, 2023, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue two classes of stock: preferred stock and common stock. The Company is authorized to issue 10,000,000 shares of preferred stock and 40,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share. The preferred stock are convertible into shares of common stock.

The preferred stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any unissued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock.

As of June 30, 2023, there were no shares of preferred stock issued or outstanding.

On August 1, 2022, the Company entered into two subscription agreements with Pacific Southwest whereby, in the first subscription agreement, Pacific Southwest agreed to purchase 1,744,186 shares of the Company’s common stock for a price per share of $1.72, or total purchase price of $3,000,000. Pacific Southwest paid $500,000 as an initial payment and issued a promissory note for the remaining $2,500,000 balance of the purchase price (see Note 4). The Company and Pacific Southwest entered into security and pledge agreement dated August 1, 2022 evidencing a loan for $2,500,000 related to the remaining purchase price from purchase of 1,744,186 shares of the Company's common stock. See Note 11 for related subsequent events.

Per the second subscription agreement, Pacific Southwest agreed to purchase 1,162,790 shares of common stock (First Installment Shares) for $1.72 per share for a total purchase price of $2,000,000 and agreed to have an option to purchase an additional 581,395 shares of common stock (Second Installment Shares) for $1.72 per share for aggregate purchase price of $1,000,000. The first installment shares shall be payable on or before February 29, 2024 and if the purchaser elected to exercise its option to purchase the second installment shares, the purchaser shall pay it on or before May 30, 2024. See Note 8 for further detail and see Note 11 for related subsequent events.

Through June 30, 2023, the Company issued 2,906,976 shares of common stock to Pacific Southwest.

During the six months ended June 30, 2023, the Company issued 48,611 shares of common stock pursuant to a subscription agreement for proceeds of $131,250.

During the six months ended June 30, 2023, the Company issued 187,848 shares of common stock pursuant to its ongoing Regulation A+ offering for proceeds of $649,910.

As of June 30, 2023 and December 31,2021, there were 12,039,545 and 11,803,086 shares of common stock issued and outstanding, respectively.

8.	STOCK-BASED COMPENSATION

Super ArmCo, Inc. 2021 Stock Plan

The Company has adopted the Super ArmCo, Inc. 2021 Stock Plan (“2021 Plan”), which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 2,900,000 shares as of June 30, 2023. As of June 30, 2023, there were 611,315 shares available for issuance under the 2021 Plan.

The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest over a period of four years.

A summary of information related to stock options for the periods ended June 30, 2023 and 2021 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2022	2,072,916	$0.10	$4,373,853
Granted	343,685	2.00
Exercised	-	-
Forfeited	(127,916)	0.10
Outstanding as of June 30, 2023	2,288,685	$0.39	$5,297,580

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

Six Months Enedd
June 30,
2023
Risk-free interest rate	2.65%
Expected term (in years)	7 years
Expected volatility	50%
Expected dividend yield	n/a

During the six months ended June 30, 2023, the Company recorded 36,892 in stock-based compensation.

Second Installment Shares

As noted in Note 7, Pacific Southwest agreed to have an option to purchase an additional 581,395 shares of common stock (Second Installment Shares) for $1.72 per share for aggregate purchase price of $1,000,000. The Company concluded this purchase option is effectively a warrant and accounted for it accordingly. Below is a summary of the activity of the warrant issued with the Second Installment Shares”. The relative fair value of the warrants was $644,767, which is included in additional paid-in capital as part of the issuances of the shares of common stock and warrants.

9.	RELATED PARTY TRANSACATIONS

See Note 5 for detail on the Company’s related party convertible note.

10.	COMMITMENTS AND CONTINGENCIES

In March 2022, the Company entered into a lease agreement with the University of Washington for lab and office space. Monthly base rent is $4,312 per month and the lease required a deposit of $5,012. This lease is short-term and not subject to ASC 842 accounting.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11.	SUBSEQUENT EVENTS

In September 2023, the Company renegotiated its convertible promissory note agreement with Miso Robotics, Inc., at that time a related entity and founding stockholder of the Company, canceling the previous amended and restated promissory note dated January 2022. The new renegotiated note principal amount is $1,336,742, bears interest at 8% per annum, matures on August 31, 2026, and allows Miso Robotics an option to convert the note’s entire outstanding principal and interest at the time of conversion into shares of the most recent equity series issued by the Company. The conversion price is the lowest share pricing in the most recent equity financing. Quarterly accrued interest payments are due to be paid to Miso Robotics starting February 2024.

In September 2023, the Company renegotiated its loan receivable agreement with Pacific Southwest Ventures, LLC which was for an original principal amount of $2,500,000. The remaining outstanding principal of $1,500,000 shall be paid in two installments: a) $205,000 on September 30, 2022, and b) $1,295,000 on June 30, 2024. The maturity date of the note is now June 30, 2024.

In September 2023, Miso Robotics transferred the entity of its Common stock holding in Ally Robotics back to the Company and its founders, with 3,300,000 shares transferred to cofounder and CEO Mitch Tolson, and 500,000 shares transferred to cofounder and COO Jennifer Christensen. The remaining 2,800,000 shares were returned to the Company.

Management has evaluated subsequent events through September 29, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBIT

2.1 Second Amended and Restated Certificate of Incorporation*

2.2 Amended and Restated Bylaws*

6.2 R&D Partnership Agreement between Ally Robotics, Inc. and Miso Robotics, Inc.*

*Filed as an exhibit to the Ally Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. . 024-11864) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ally Robotics, Inc.

By	/s/ Mitch Tolson
Mitch Tolson, Chief Executive Officer, Director
Ally Robotics, Inc.
Date: September 23, 2023

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Michael Bell
Michael Bell, Director
Ally Robotics, Inc.
Date: September 23, 2023